Exhibit 99.2

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES PRICING OF PUBLIC OFFERING OF AMERICAN DEPOSITARY SHARES

Singapore, 2 March 2021 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced the pricing of an underwritten public offering of 15,000,000 American Depositary Shares (“ADSs”) representing 75,000,000 ordinary shares at a price to the public of $4.00 per ADS. The gross proceeds from this offering are expected to be $60.0 million, before deducting the underwriting discounts and commissions and estimated offering expenses payable by ASLAN. The offering is expected to close on or about March 5, 2021, subject to customary closing conditions. In addition, ASLAN has granted the underwriters a 30-day option to purchase up to 2,250,000 additional ADSs at the public offering price, less the underwriting discounts and commissions.

ASLAN expects to use the net proceeds from the offering, together with its existing cash and cash equivalents, primarily to fund its planned ASLAN004 Phase 2b dose-range-finding trial in moderate-to-severe atopic dermatitis patients. ASLAN is also required to repay $2.25 million of principal amount plus accrued and unpaid interest under its loan facilities entered into in October and November 2019 with the net proceeds from this offering. The remainder of the net proceeds, if any, will be used to fund new and other ongoing research and development activities, working capital and other general corporate purposes.

Jefferies LLC and Piper Sandler & Co. are acting as joint book-running managers for the offering. H.C. Wainwright & Co. is acting as lead manager for the offering.

The securities described above are being offered by ASLAN pursuant to a shelf registration statement on Form F-3, including a base prospectus, that was previously filed by ASLAN with the Securities and Exchange Commission (the “SEC”) and that was declared effective on February 11, 2021. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available for free on the SEC’s website located at http://www.sec.gov. Before you invest, you should read the final prospectus supplement and accompanying prospectus and other documents ASLAN has filed with the SEC for more complete information about ASLAN and this offering. An electronic copy of the final prospectus supplement and the accompanying prospectus relating to the offering, when available, may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by e-mail at prospectus_department@jefferies.com or by telephone at (877) 821-7388; or Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at 800-747-3924 or by email at prospectus@psc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN) is a clinical-stage immunology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a potential first-in-class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and ASLAN003, that it plans to develop for autoimmune disease.

Forward Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The press release may, in some cases, use terms such as “predicts,” “believes,” “potential,” “continue,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements include statements regarding the completion of the public offering and the timing thereof, and the anticipated use of proceeds therefrom. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include risks and uncertainties related to completion of the public offering on the anticipated terms or at all, market conditions and the satisfaction of customary closing conditions related to the public offering. More information about the risks and uncertainties faced by ASLAN is contained in the section captioned “Risk Factors” in Exhibit 99.1 to ASLAN’s Report on Form 6-K filed with the SEC on March 1, 2021. Any forward-looking statements that are made in this press release speak only as of the date of this press release. ASLAN assumes no obligation to update the forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release.

Media contact

Emma Thompson Spurwing Communications Tel: +65 6571 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com